UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section
MAR 02 2015
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403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 42836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

STATE OF CONNECTICUT)
) ss. Greenwich February 6, 2015
COUNTY OF FAIRFIELD)

Notary Public

Philip H. Bartels
Notary Public
My Commission Expires: 11/30/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows..
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 16 thru 18 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures

included determining whether the supplemental information on pages 16 thru 18 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information on pages 16 thru 18. In forming our opinion on such information, we evaluated whether the supplemental information on pages 16 thru 18, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 16 thru 18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York
February 26, 2015

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents		$ 1,964,187
Due from brokers		4,055,349
Securities owned, at fair value		9,667,179
Other investments		291,307
Furniture, equipment and leasehold improvements	$ 1,223,864	
Less: accumulated depreciation and amortization	(944,228)	279,636
Security deposits and other assets		2,688,942
TOTAL ASSETS		$ 18,946,600

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accrued expenses and other liabilities	$ 4,072,408
Securities sold, not yet purchased, at fair value	6,176,558
TOTAL LIABILITIES	10,248,966
Members' capital	8,697,634
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 18,946,600

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:	
Trading profits	$ 23,498,554
Commission income	512,101
Other income	60,388
TOTAL REVENUE	24,071,043
Expenses:	
Salaries and commissions	15,049,811
Tickers and quotes	1,457,569
Administrative expenses	1,017,747
Clearance and brokerage	983,929
Travel and entertainment	764,232
Rent	702,509
Office expense	622,663
Taxes other than income taxes	604,662
Consulting and outside services	593,122
Pension	481,500
Professional fees	355,331
Other expenses	207,885
Depreciation and amortization	64,160
TOTAL EXPENSES	22,905,120
NET INCOME	$ 1,165,923

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

Members' Capital at December 31, 2013	$ 9,759,866
Capital Withdrawals	(2,228,155)
Net Income	1,165,923
Members' Capital at December 31, 2014	$ 8,697,634

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net income		$ 1,165,923
Adjustments to reconcile net income to net cash Used in operating activities:		
Depreciation and amortization	$ 64,160	
Decrease in due from brokers	370,910	
Increase in securities owned, at fair value	(956,735)	
Increase in other investments	(291,307)	
Decrease in security deposit and other assets	158,480	
Decrease in accrued expenses and other liabilities	(686,280)	
Increase in securities sold, not yet purchased, at fair value	105,244	
Net adjustments		(1,235,528)
Net Cash Used in Operating Activities		(69,605)
Cash Flows from Investing Activities:		
Disposal of fixed assets		14,733
Cash Flows from Financing Activities:		
Capital withdrawals		(2,228,155)
Net Decrease in Cash		(2,283,027)
Cash and Cash Equivalents at Beginning of Year		4,247,214
Cash and Cash Equivalents at End of Year		$ 1,964,187
Supplemental Disclosure of Cash Flow Information: Interest paid for the year		$ 939,688

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2014, the receivable from the brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from these brokers.

The Company has three wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain), BCP Securities Asia Pte Ltd. (Singapore), and BCP Securties Do Brasil Representacoes Ltda., (the Subsidiaries). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on the trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books.

The Company records its investments at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Other Investments

Other Investments is comprised of investments in two entities in which the Company holds neither a majority equity position nor does it exercise control over the entities. As a result, the Company accounts for these investments on the equity method.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2014. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 121,054	$ -	$ -	$ 121,054
US Treasury bills**	249,993	-	-	249,993
Sovereign government bonds	748,976	-	-	748,976
Corporate bonds	-	8,575,116	-	8,575,116
Foreign municipality bonds	-	222,033	-	222,033
Total	$ 1,120,023	$ 8,797,149	$ -	$ 9,917,172
% of Total	11.29%	88.71%	0%	100%

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (1,497,557)	$ -	$ -	$ (1,497,557)
Sovereign government bonds	(948,498)	-	-	(948,498)
Corporate bonds	-	(2,890,198)	-	(2,890,198)
Foreign municipality bonds	-	(840,305)	-	(840,305)
Total	$ (2,446,055)	$(3,730,503)	$ -	$ (6,176,558)
% of Total	39.60%	60.40%	0%	100%

****Note: The Company's US Treasury bill (fair value of $249,993) was reported as cash and cash equivalents on the consolidated statement of financial condition.**

NOTE 4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC) by the Internal Revenue Service. As an "LLC", the Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

NOTE 5. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2014 in the amount of $481,500.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,167,045 which was $1,909,308 in excess of its required net capital of $257,737. The Company's net capital ratio was 1.78 to 1.

NOTE 7. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in other income.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company extended the lease on its Greenwich, Connecticut office from June 1, 2015 to May 31, 2020. The Company also has a lease on an office in Miami, Florida that was extended in June 2012 for another four years. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	FL Amount	Total Amount
2015	$ 323,821	$ 49,766	$ 373,587
2016	393,143	8,519	401,662
2017	402,233	-	402,233
2018	411,323	-	411,323
2019	420,412	-	420,412
thereafter	177,381	-	177,381
	$ 2,128,313	$ 58,285	$ 2,186,598

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended, except as noted below.

The Company was named as a defendant in a lawsuit captioned as MaryLeBone PCC Limited – Rose 2 Fund, on behalf of itself and all similarly situation persons vs. Millennium Global Investments Ltd., Millennium Asset Management Ltd., Michael R. Balboa, Globeop Financial Services LLC, Globeop Financial Services Ltd., SS&C Technologies, Inc., BCP Securities LLC and XYZ Corp., On December 21, 2012, the Company reached a preliminary settlement of the lawsuit that provides, among other things, for a settlement payment of $500,000 by the Company and responsibility to pay up to $50,000 of the costs for providing notice to the class and administering the settlement.

On July 07, 2014 the court approved the settlement agreement. The Company had previously booked a legal reserve for this action.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loans agreements.

NOTE 11. SUBSEQUENT EVENTS

Through the date this report was available for release no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

BCP SECURITIES, LLC & SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Credits:	
Total Members' Capital	$ 8,697,634
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated subsidiaries	2,878,670
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	216,598
Security deposits and other assets	997,671
Total Nonallowable Assets	4,092,939
Net Capital before Haircuts on Securities	4,604,695
Haircuts on Securities	2,437,650
Net Capital per Rule 15c3-1	2,167,045
Minimum net capital requirement	257,737
Excess Net Capital	$ 1,909,308
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 3,866,049
Ratio of Aggregate Indebtedness to Net Capital	1.78 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

BCP SECURITIES, LLC & SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BCP SECURITIES, LLC & SUBSIDIARIES
RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2014

Account	Balances per unaudited Form X-17a-5 Part IIA Filing ( ) indicates credit balance	Items affecting Methods of Consolidation	Balances per audited Statement of Financial Condition ( ) indicates credit balance
Cash and cash equivalents (*)	$ 924,774	$ 1,039,413	$ 1,964,187
Due from brokers	4,055,349	-	4,055,349
Securities owned (*)	9,667,179	-	9,667,179
Furniture, equipment and leasehold improvements, net	216,598	63,038	279,636
Investments in and receivables from subsidiaries	2,878,670	(2,878,670)	-
Security deposits and other assets (**)	997,671	1,691,271	2,688,942
Accrued expenses and other liabilities	(3,866,049)	(206,359)	(4,072,408)
Securities sold, not yet purchased	(6,176,558)	-	(6,176,558)

(*) Note: The Company's US Treasury bill (fair value of $249,993) was not reported as cash and cash equivalents on the unaudited Form X-17a-5 Part IIA filing- they were reported as "exempted securities." For purposes of the consolidated statement of financial condition and cash flows, the US Treasury bills were considered cash and cash equivalents.

(**) Note: Included in security deposits and other assets on the unaudited Form X-17a-5 Part IIA filing was $291,307 that on the consolidated statement of financial condition was classified as other investments.

SUPPLEMENTARY REPORTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
BCP Securities, LLC:

We have reviewed management's statements, included in the accompanying exemption report in which, (1) BCP Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCP Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) and (2) BCP Securities, LLC stated that BCP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates, LLP

New York, New York
February 26, 2015

BCP SECURITIES LLC'S EXEMPTION REPORT

BCP SECURITIES LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

BCP SECURITIES LLC

I, Randall E. Pike, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President & CEO

February 26, 2015

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
BCP Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by BCP Securities, LLC & Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio & Associates, LLP

New York, New York
February 26, 2015

BCP SECURITIES, LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment For the first half of the year ended December 31, 2014	July 29, 2014	$ 27,975	
SIPC - 7 General Assessment For the second half of the year ended December 31, 2014	February 13, 2015	30,903	$ 58,878
Total		$ 58,878	$ 58,878

See the accompanying Independent Accountant's Report.